Americas Wind Energy Corporation

December 16, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Ms. Kristin Lockwood

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2010
Filed November 15, 2010
File No. 000-50861

Dear Kristin

This letter is in response to your letter of November 30, 2010. Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-K for the fiscal year ended July 31, 2010

Consolidated Financial Statements

Note 6. Discontinued Operations, page F-16

1.

We see that you present the operations of the wind turbine business as discontinued under FASB ASC 205-20. Please tell us how you concluded that elimination of the component’s operations and cash flow from the entity’s ongoing operations has occurred and (b) significant continuing involvement by the entity in the component’s operations does not exist after the disposal transaction. In this regard, we see that you continue to generate revenue from the settlement agreement based on 3% of sales of wind turbines made by EWT.

24 Palace Arch Drive	Phone (416) 233.5670
Toronto, ON	Fax (416) 233.6493
Canada M9A 2S1	Email hald@awe-wind.com

Prior to the finalization of the settlement agreement with Emergya Wind Technologies – Americas Inc. (“EWT”) on June 11, 2010, Americas Wind Energy Inc. (the “Company”) was in the business of manufacturing medium capacity wind turbines for the North American market. With the signing of the Settlement Agreement the Company sold its license back to EWT along with its wind turbine business. The settlement agreement precludes the Company from competing with EWT in the the wind turbine business. The Company is currently exploring other business opportunities in the Renewable Energy field.

The results of the operations of the wind turbine business (the “component”) were reported in discontinued operations because they meet the following criteria under FASB ASC 205-20-45-1, as follows:

a.	“The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and”

b.	“The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The operations and cash flows of the component have been eliminated from the ongoing operations of the Company as a result of the sale of the wind turbine business.

The entity will not have any significant continuing involvement in the operations of the component as a result of the disposition transaction. The agreement entitles the Company to future settlement payments.

The Company evaluated whether the future cash flows received subsequent to the settlement agreement are direct or indirect. In evaluating such, the nature and significance of these cash flows were considered.

The future cash flows to the Company from the sold component will result solely from potential settlement payments paid by EWT to the Company.

These future cash flows are treated as indirect because the Company no longer has any direct control over the the component. The settlement payments are paid by EWT based on a percentage of sales which are outside of the control of the Company.

The first $2 million of settlement payments are retained by EWT as part of the repayment of the debt owed to EWT and 50% of the next 4 million of settlement payments are also retained to complete the repayment of the debt.

The maximum amount the Company is entitled to receive after the repayment of the debt is $10 million. There is no assurance that any amount in settlement payments will be received.

Americas Wind Energy Inc.	Page 2 of 3

Form 10-K for the fiscal year ended July 31, 2010

Consolidated Financial Statements

Note 13. Commitments, page F-23

2.

Please tell us the amount you have received under the settlement agreement with EWT during the year ended July 31, 2010. Please also revise future filings to disclose the amount recorded from the settlement agreement during the periods presented and to date.

As at July 31, 2010, AWE has not received any information relating to the settlement payments and none were expected in this period (i.e. between June 11, 2010 and July 31, 2010).

We will disclose amounts recorded from the settlement agreement in future filings when payments are realized.

Yours truly,

H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada
M9A 2S1
Phone: (416) 233-5670
Fax: (416) 233-6493

Americas Wind Energy Inc.	Page 3 of 3